As filed with the Securities and Exchange Commission on March 28, 2001

                                                    Registration No. ___________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   FORM S-3/A
                             REGISTRATION STATEMENT
                                 AMENDMENT NO 1
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                       ATLANTIC TECHNOLOGY VENTURES, INC.
             (Exact name of registrant as specified in its charter)

          Delaware                      8731                     36-3898269
      (State or other            (Primary Standard            (I.R.S. Employer
      jurisdiction of         Industrial Classification      Identification No.)
      incorporation or              Code Number)
       organization)

                                350 Fifth Avenue
                                   Suite 5507
                               New York, NY 10118
                                 (212) 267-2503
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                ----------------

                             FREDERIC P. ZOTOS, ESQ.
                                    President
                                350 Fifth Avenue
                                   Suite 5507
                               New York, NY 10118
                                 (212) 267-2503
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                -----------------

                                    COPY TO:

                               EZRA G. LEVIN, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100

         Approximate date of commencement of proposed sale to the public: At such time or times as may be determined by the selling stockholder after this registration statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. |X|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _______

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _______

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

------------------------------------- --------------------- ------------------ ------------------- -----------------
                                                                Proposed
                                                                 Maximum        Proposed Maximum
          Title of Shares               Number of Shares     Offering Price         Aggregate          Amount of
          to be Registered              to be Registered      Per Share(1)      Offering Price(1)   Registration Fee
------------------------------------- --------------------- ------------------ ------------------- -----------------
Common stock, par value $.001 per          3,000,000             $0.6722           $2,016,600          $504.15
share
------------------------------------- --------------------- ------------------ ------------------- -----------------

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low sales prices for the common stock reported on the NASDAQ SmallCap Market on March 19, 2001.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED MARCH 28, 2001


The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                   PROSPECTUS


                                3,000,000 SHARES

                       ATLANTIC TECHNOLOGY VENTURES, INC.

                                  COMMON STOCK


         The shares of common stock of Atlantic Technology Ventures, Inc. ("Atlantic") covered by this prospectus are being offered and sold from time to time by Fusion Capital Fund II, LLC.

         On March 16, 2001, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase up to $6.0 million of our common stock.. We will not receive any of the proceeds from the sale of the shares being offered by this prospectus; however, we may receive up to $ 6.0 milion from the sale of our common stock to Fusion Capital.

         Atlantic's common stock is traded on the NASDAQ SmallCap Market under the symbol "ATLC".

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 3.

         The selling stockholder, Fusion Capital Fund II, LLC, is an "underwriter" within the meaning of the Securities Act of 1933, as amended. Any broker executing sell orders on behalf of the selling stockholder may be deemed to be an "underwriter." Commissions received by any broker may be deemed to be underwriting commissions.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is __________, 2001

                                TABLE OF CONTENTS


Risk Factors...................................................................3

Recent Developments............................................................9

The Financing Transaction......................................................9

Use of Proceeds...............................................................12

Selling Stockholder...........................................................13

Plan of Distribution..........................................................14

Legal Matters.................................................................15

Experts.......................................................................15

Additional Information........................................................15

Incorporation by Reference....................................................16

                                  RISK FACTORS

         Investing in our common stock is very risky, and you should be able to bear losing your entire investment. You should carefully consider the risks presented by the following factors.

       Our Financial Condition and Need for Substantial Additional Funding

Our future profitability is uncertain.

         We were incorporated in 1993, and we have incurred significant operating losses in each of our fiscal years since then. As of September 30, 2000, our accumulated deficit was approximately $ 4 million. We have not completed developing any of our products or generated any product sales. All of our technologies are in the research and development stage, which requires substantial expenditures. Our operating loss from inception consists of up-front and milestone payments and development revenue, including a profit component, by Bausch & Lomb in connection with development of the Catarex device, and a government grant. In March 2001, we received $2.4 million of proceeds from the sale of substantially all the assets of Optex Opthalmologics, Inc., our 80%-owned subsidiary. We do not expect to generate any additional revenues in the near future. We expect to incur significant operating losses over the next several years, primarily due to continued and expanded research and development programs, including preclinical studies and clinical trials for our products and technologies under development, as well as costs incurred in identifying and, possibly, acquiring, additional technologies.

We will need additional funding, and it may not be available.

         As of December 31, 2000, we had a cash and cash equivalents balance of approximately $1.7 million. We will require substantial additional resources to continue to develop and test our potential products, to obtain regulatory approvals, to manufacture and commercialize any products that we may develop, and to license new technologies.

         We will need to obtain additional funding through public or private equity or debt financings, through collaborative arrangements or from other sources (including exercise of the warrants we have issued giving the holder the right to purchase shares of our capital stock for a stated exercise price). Additional financing sources may not be available on acceptable terms, if at all. If adequate funds are not available, we may need to reduce significantly our spending and delay, scale back or eliminate one or more of our research, discovery or development programs.

                                 Our Operations

We depend on others to conduct clinical development, obtain regulatory approvals, and manufacture and commercialize our technologies.

         We do not have the resources to directly conduct full clinical development, obtain regulatory approvals, manufacture or commercialize any of our proposed products and we have no current plans to acquire such resources. We anticipate that we may enter into collaborative agreements for the research and development, clinical testing, seeking of regulatory approval, manufacturing or commercialization of our proposed products. In addition, collaborative agreements we do enter into could limit our control over the resources devoted to these activities as well as our flexibility in considering alternatives for the commercialization of the products involved.

We may not succeed in developing commercially viable products.

         To be profitable, we must, alone or with others, successfully commercialize our technologies. They are, however, in early stages of development, will require significant further research, development and testing, and are subject to the risks of failure inherent in the development of products based on innovative or novel technologies. Each of the following is possible with respect to any one of our products:

      o that we will not be able to maintain our current research and development schedules;

      o that, in the case of one of our pharmaceutical technologies, we will not be able to enter into human clinical trials because of scientific, governmental or financial reasons, or encounter problems in clinical trials that will cause us to delay or suspend development of one of the technologies;

      o     that it will be found to be ineffective or unsafe;

      o     that it will fail to meet applicable regulatory standards; or

      o     that it will fail to obtain required regulatory approvals.


         Similarly, it is possible that, for the following reasons, we may be unable to commercialize any given technology, even if it is shown to be effective:

      o     it is uneconomical;

      o in the case of one of our pharmaceutical technologies or the Catarex device, it is not eligible for third-party reimbursement from government or private insurers;

      o others hold proprietary rights that preclude us from commercializing it;

      o     others have brought to market equivalent or superior products;

      o others have superior resources to market similar products or technologies; or

      o it has undesirable or unintended side effects that prevent or limit their commercial use.

Our ability to compete will suffer if we are unable to protect our patent rights and trade secrets or if we infringe the proprietary rights of third parties.

         Our success will depend to a large extent on our ability to obtain U.S. and foreign patent protection for drug candidates and processes, preserve trade secrets and operate without infringing the proprietary rights of third parties.

         To obtain a patent on an invention, one must be the first to invent it or the first to file a patent application for it. We cannot be sure that the inventors of subject matter covered by patents and patent applications that we own or license were the first to invent, or the first to file patent applications for, those inventions. Furthermore, patents we own or license may be challenged, infringed upon, invalidated, found to be unenforceable, or circumvented by others, and our rights under any issued patents may not provide sufficient protection against competing drugs or otherwise cover commercially valuable drugs or processes.

         We seek to protect trade secrets and other unpatented proprietary information, in part by means of confidentiality agreements with our collaborators, employees, and consultants. If any of these agreements is breached, we may be without adequate remedies. Also, our trade secrets may become known or be independently developed by competitors.

Government regulations may prevent us from commercializing one or more of our technologies, or may delay commercialization or make it more expensive.

         The federal government, principally the FDA, and comparable agencies in state and local jurisdictions and in foreign countries extensively and rigorously regulates all new drugs and medical devices, including our products and technologies under development. These authorities, particularly the FDA, impose substantial requirements upon preclinical and clinical testing, manufacturing and commercialization of pharmaceutical and medical device products.

         There are many costly and time-consuming procedures required for approval of a new drug, including lengthy and detailed preclinical and clinical testing and validation of manufacturing and quality control processes. Several years may be needed to satisfy these requirements, and this time period may vary substantially depending on the type, complexity and novelty of the product candidate. Government regulation can delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Moreover, the FDA or other regulatory agency may not grant approval for any products developed or not grant approval on a timely basis, and success in preclinical or early stage clinical trials does not assure success in later stage clinical trials.

         Data obtained from preclinical and clinical activities are susceptible to varying interpretations. This could delay, limit or prevent regulatory approval. Even if regulatory approval of a product is granted, limitations may be imposed on the indicated uses of a product. Further, later discovery of previously unknown problems with a product may result in added restrictions on the product, including withdrawal of the product from the market. Any delay or failure in obtaining regulatory approvals would materially and adversely affect our business, financial condition and results of operations.

         A drug and medical device manufacturer (either us or one of our third-party manufacturers) must conform to Good Manufacturing Practices, or "GMP," regulations, which the FDA enforces strictly through their facilities inspection programs. Contract manufacturing facilities must pass a pre-approval inspection of their manufacturing facilities before the FDA will approve a New Drug Application, or "NDA." Certain material manufacturing changes that occur after approval are also subject to FDA review and clearance or approval. FDA or other regulatory agencies may not approve the process or the facilities by which any of our products may be manufactured. Our dependence on others to manufacture our products may adversely affect our ability to develop and deliver products on a timely and competitive basis. If we are required to manufacture our own products we will be required to build or purchase a manufacturing facility, will be subject to the regulatory requirements described above, to similar risks regarding delays or difficulties encountered in manufacturing any such products and will require substantial additional capital. We may be unable to manufacture any such products successfully or in a cost-effective manner.

         The FDA's policies may change and additional government regulations and policies may be instituted, both of which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. could result in new government regulations that could materially and adversely affect our business. We are unable to predict the likelihood of adverse governmental regulations that could arise from future legislative or administrative action, either in the U.S. or abroad.

         We will also be subject to a variety of foreign regulations governing clinical trials, registration and sales of our products. Regardless of whether FDA approval is obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. Delays in the approval process or failure to obtain such foreign approvals would materially and adversely affect our business, financial condition and results of operations.

We depend upon our key license agreements.

         We have licensed our proprietary technology from others. If we do not meet our financial, development or other obligations under our license agreements in a timely manner, we could lose the rights to some or all of our proprietary technologies, which could materially and adversely affect our business and financial condition and results of operations.

         Our rights to our 2-5A antisense technology are contingent on the Cleveland Clinic Foundation upholding its obligations to the National Institutes of Health with respect to 2-5A. We could lose our rights to 2-5A if the Cleveland Clinic fails to properly discharge its obligations to the National Institutes of Health. In addition, on May 8, 2000, the Cleveland Clinic Foundation filed a claim for arbitration before the American Arbitration Association to terminate its sublicense with Atlantic, claiming that we have breached the sublicense by failing to fulfill our obligations under the sublicense. We may lose this arbitration, and as a result lose our rights under the sublicense, or we may be forced to settle this arbitration on terms that are not entirely favorable to us.

We carry only a limited amount of product liability insurance.

         If we develop and commercialize any products, through third-party arrangements or otherwise, we may be exposed to product liability claims. We intend to carry product liability insurance when we initiate the Phase I study of CT-3. Some of our license agreements require us to obtain product liability insurance when we begin clinical testing or commercialization of our proposed products and to indemnify our licensors against product liability claims brought against them as a result of the products developed by us. We may not be able to obtain such insurance at all, in sufficient amounts to protect us against such liability or at a reasonable cost. None of our licensors has made, nor is expected to make, any representations to us as to the safety or efficacy of the inventions covered by the license agreements or as to any products which may be made or used under rights granted therein. Product liability claims brought against us or a party that we are obligated to indemnify could materially and adversely affect our business, financial condition and results of operations.

Any breach by us of environmental regulations could result in our incurring significant costs.

         Federal, state and local laws, rules, regulations and policies govern our use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. Although we believe that we have complied with these laws and regulations in all material respects and have not been required to take any action to correct any noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. In addition, our research and development activities involve the controlled use of hazardous materials and we cannot eliminate the risk of accidental contamination or injury from these materials, although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations. In the event of an accident, we could be held liable for any resulting damages and we do not have insurance to cover this contingency.

Conflicts of interest could arise as a result of our directors serving on the boards of other companies.

         Steve H. Kanzer and Peter O. Kliem serve as directors of other companies, and in the future other of our directors may from time to time serve as directors of other companies. If any of those companies compete with us, conflicts of interest could arise.

                                 Our Securities

Delisting from NASDAQ and the resulting market illiquidity could adversely affect our ability to raise funds.

         Although our common stock, redeemable warrants and the units offered in our initial public offering are quoted on the NASDAQ SmallCap Market, continued inclusion of those securities on NASDAQ will require the following:

      o     that we maintain at least $2,000,000 in net tangible assets;

      o that the minimum bid price for the common stock be at least $1.00 per share;

      o that the public float consist of at least 500,000 shares of common stock, valued in the aggregate at more than $1,000,000;

      o     that the common stock have at least two active market makers;

      o     that the common stock be held by at least 300 holders; and

      o     that we adhere to certain corporate governance requirements.


         If we are unable to satisfy any of these maintenance requirements, our securities may be delisted from NASDAQ. With regard to our minimum bid price, March 20, 2001, marked the thirtieth consecutive business day that the minimum bid price of our common stock was less than $1.00. This constitutes a failure on our part to meet Nasdaq's continued inclusion requirement for minimum bid price. On March 22, 2001, Nasdaq notified us of this failure, and we have a period of 90 calendar days from that notice to comply with the continued inclusion standard for minimum bid price. We can do so by meeting the standard for a minimum of 10 consecutive business days during the 90 day compliance period.

         If we were to be delisted, trading, if any, in the securities would thereafter be conducted in the over-the-counter market in the "pink sheets" or the National Association of Securities Dealers' "Electronic Bulletin Board."

Consequently, the liquidity of our securities could be materially impaired, not only in the number of securities that could be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts' and the media's coverage of us, which could result in lower prices for our securities than might otherwise be attained and could also result in a larger spread between the bid and asked prices for our securities. In addition, if our securities were delisted it could materially and adversely affect our ability to raise funding.

         In addition, if our securities are delisted from trading on NASDAQ and the trading price of our common stock is less than $5.00 per share, our common stock would be a "penny stock." Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the Commission. It provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. In the event our securities are delisted, the penny stock rules may make it difficult for you to sell your shares of our stock. Because of the rules, there is less trading in penny stocks. Also, many brokers choose not to participate in penny stock transactions.

         Our failure to satisfy any listing criteria of the Nasdaq SmallCap Market for a period of 30 consecutive trading days would also constitute an event of default under our commn stock purchase agreement with Fusion Capital Fund II, LLC.

Holders of our Series A preferred stock have rights superior to those of the holders of our common stock.

         Holders of shares of our outstanding Series A preferred stock can convert each share into 3.27 shares of our common stock without paying us any cash. The conversion price of shares of Series A preferred stock is $3.06 per share of common stock. Both the conversion rate and the conversion price may be adjusted in favor of holders of shares of Series A preferred stock upon certain triggering events. Accordingly, the number of shares of common stock that holders of shares of Series A preferred stock receive upon conversion may increase, which could adversely affect the prevailing market price of our other securities.

         In addition, each February 7 and August 7 we are obligated to pay dividends, in arrears, to the holders of shares of Series A preferred stock, and the dividends consist of 0.065 additional shares of Series A preferred stock for each outstanding share of Series A preferred stock. Our issuing additional shares of Series A preferred stock without payment of any cash to us could adversely affect the prevailing market price of our other securities.

         If Atlantic is liquidated, sold to or merged with another entity (and we are not the surviving entity after the merger), we will be obligated to pay holders of shares of Series A preferred stock a liquidation preference of $13.00 per share before any payment is made to holders of shares of common stock. After payment of the liquidation preference, we might not have any assets remaining to pay the holders of shares of common stock. The liquidation preference could adversely affect the market price of our other securities.

         We need to obtain the approval of a supermajority (66.67%) of the outstanding shares of Series A preferred stock, voting separately as a class, to approve certain actions that we may wish to take. Accordingly, if we are unable to obtain the required approval on a timely basis from the holders of shares of Series A preferred stock, our ability to conduct business may be impaired.

         The holders of shares of Series A preferred stock have rights in addition to those summarily described. A complete description of the rights of the Series A preferred stock is contained in the certificate of designations of the Series A preferred stock filed with the Secretary of State of Delaware.

Our securities are relatively illiquid compared to securities traded on the principal trading markets.

         Our securities are traded on the NASDAQ SmallCap Market and lack the liquidity of securities traded on the principal trading markets. Accordingly, an investor may be unable to promptly liquidate an investment in our securities. Similarly, the sale of a larger block of our securities could depress the price of our securities to a greater degree than a company that typically has a higher volume of trading in its securities.

The market price of Atlantic's common stock may be highly volatile.

         The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by stockholders and by Atlantic, including Fusion Capital pursuant to this prospectus and subsequent sale of common stock by the holders of warrants and options could have an adverse effect on the prices of our securities.

The sale of Atlantic's common stock to Fusion may cause dilution and the sale of the shares acquired by Fusion could cause the price of Atlantic's common stock to decline.

         The purchase price for the common stock to be issued to Fusion Capital under the common stock purchase agreement will fluctuate based on the closing price of our common stock. See "The Financing Transaction--Purchase of Shares Under the Common Stock Purchase Agreement" for a detailed description of the purchase price and the relation of the purchase price to the percentage of the outstanding shares of our common stock issuable to Fusion Capital pursuant to the common stock purchase agreement.

         All shares registered in this offering will be freely tradeable. However, Fusion has agreed that it will not sell or otherwise transfer the commitment shares until the earliest of termination of the common stock purchase agreement, our default under the agreement, or approximately 30 months from the date hereof. Fusion may sell none, some or all of the shares of common stock purchased from Atlantic at any time. We expect that shares registered in this offering will be sold over a period of up to 30 months from the date of this prospectus. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of Atlantic common stock to decline. The sale of a substantial number of shares of Atlantic common stock under this offering, or anticipation of such sales, could make it more difficult for Atlantic to sell equity or equity related securities in the future at a time and at a price that it might otherwise wish to effect sales.

         If Fusion Capital purchased the full amount of shares purchasable under the common stock purchase agreement on the date of this prospectus, and assuming a purchase price per share of $0.7188 (the closing sale price of the common stock on March 16, 2001), Fusion Capital would have been able to purchase 1,285,166 shares of our common stock under the common stock purchase agreement, and would have received 600,000 shares of common stock as a commitment fee. Assuming Fusion Capital's purchase under the common stock purchase agreement of a total of 1,285,166 shares of common stock on the date of this prospectus, those shares, along with the 600,000 shares issuable as a commitment fee, would represent 29.2% of our then outstanding common stock. This would result in significant dilution to the ownership interests of other holders of our common stock. Such dilution could be more significant if the trading price of our common stock is lower than the current trading price of our stock at the time Fusion Capital purchases shares of our common stock under the common stock purchase agreement, as a lower trading price would increase the number of shares of our common stock to be issuable to Fusion Capital for any given dollar amount.

         Although we have the right to prohibit Fusion Capital's purchases under the common stock purchase agreement if the market price for our common stock is below $20.00 for three consecutive trading days, we may still elect to require Fusion Capital's purchase of shares under the common stock purchase agreement. We can require Fusion Capital to purchase additional shares if our closing sale price on each of the five trading days immediately prior to the first trading day of any 30-day period is at least $5.00, provided the closing sale price of our common stock during such 30-day period or periods remains at least $5.00. In the event that we decide to issue a number of shares that represents greater than 20% of our outstanding shares of common stock, we would first seek stockholder approval. In addition, we may need to seek shareholder approval to increase the number of our authorized shares of common stock. The purchase under the common stock purchase agreement of a significant percentage of our outstanding stock would result in substantial dilution to the ownership interests of other holders of our common stock. See page 11 for a table that shows the number of shares issuable and potential dilution based on varying market prices. Since we currently are able to sell to Fusion Capital under the common stock purchase agreement 1,285,166 shares, our stock price will need to equal or exceed $4.67 per share for us to receive the maximum proceeds of $6.0 million under the common stock purchase agreement. Assuming a purchase price of $0.7188 per share (the closing sale price of the common stock on March 16, 2001) and the purchase by Fusion Capital of the full amount of shares we are currently able to sell to Fusion Capital, proceeds to us would only be $923,777.32. If we obtain stockholder approval to issue all 2,400,000 shares that we have initially registered in this offering for Fusion Capital to purchase under the common stock purchase agreement, our stock price will need to equal or exceed $2.50 per share for us to receive the maximum proceeds of $6.0 million under the common stock purchase agreement. Assuming a purchase price of $0.7188 per share (the closing sale price of the common stock on March 16, 2001) and the purchase by Fusion Capital of the full amount of shares offered by this propsectus, proceeds to us would only be $1,725,120 unless we choose to issue more than 2,400,000 shares, which we have the right, but not the obligation, to do.

The existence of the agreement with Fusion to purchase shares of Atlantic common stock could cause downward pressure on the market price of the Atlantic common stock.

         Both the actual dilution and the potential for dilution resulting from sales of Atlantic common stock to Fusion could cause holders to elect to sell their shares of Atlantic common stock, which could cause the trading price of the Atlantic common stock to decrease. In addition, prospective investors anticipating the downward pressure on the price of the Atlantic common stock due to the shares available for sale by Fusion could refrain from purchases or effect sales in anticipation of a decline of the market price.


                               RECENT DEVELOPMENTS

         On March 2, 2001, Optex Ophthalmologics, Inc., our 80%-owned subsidiary, sold substantially all of its assets to Bausch & Lomb Incorporated for an initial payment of $3 million and ongoing royalty payment obligations upon product commercialization, as described in the pre-existing development, supply and license Agreement dated May 14, 1998, between Bausch & Lomb and Optex, as amended. This sale was pursuant to an asset purchase agreement dated January 31, 2001, between Bausch & Lomb, a Bausch & Lomb affiliate, Atlantic, and Optex. The pre-existing development agreement between Bausch & Lomb and Optex was terminated upon the closing of the purchase.

         Pursuant to stock repurchase agreement No. 2 with BH Capital Investments, L.P. and Excalibur Limited Partnership, on March 9, 2001, we repurchased from these investors, for an aggregate purchase price of $617,066.67, all 165,518 shares of our Series B convertible preferred stock held by the investors. The repurchase price represented 125% of the purchase price originally paid by the investors for the repurchased shares, as well as an amount equal to the annual dividend on the Series B preferred stock at a rate per share of 8% of the original purchase price. The repurchased shares constituted all remaining outstanding shares of Series B convertible preferred stock; we have cancelled those shares.

         Our repurchase of the remaining shares of Series B preferred stock and termination of our obligations under the purchase agreement with the investors represent the last in a series of transactions relating to that purchase agreement. For instance, on December 4, 2000, we repurchased 482,760 shares of Series B preferred stock from the investors. For a description of the purchase agreement with the investors and related transactions, see our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000, and our Current Reports on Form 8-K filed with the SEC on December 11, 2000, December 29, 2000, January 24, 2001, January 30, 2001, and March 14, 2001.


                            The Financing Transaction

General

         On March 16, 2001, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase up to $6.0 million of our common stock over a 30-month period, subject to a 6-month extension or earlier termination at our discretion. The selling price of the shares will be equal to the lesser of (1) $20.00 or (2) a price based upon the future market price of the common stock, without any fixed discount to the market price.

Purchase of Shares Under the Common Stock Purchase Agreement

         Under the common stock purchase agreement, Fusion Capital will purchase shares of our common stock by purchasing from time to time a specified dollar amount of our common stock. Subject to the limits on purchase and the termination rights described below, each month during the term of the agreement, Fusion Capital will purchase $200,000 of our common stock. We may decrease this amount at any time. If our stock price equals or exceeds $5.00 per share, we have the right to increase this monthly amount up to the full remaining portion of the $6.0 million. Upon prior written notice, we have the right to suspend any purchases of common stock by Fusion Capital. The selling price per share is equal to the lesser of:

      o the lowest sale price of our common stock on the day Fusion Capital submits a purchase notice;

      o the average of any 3 closing bid prices of our common stock, as selected by Fusion Capital, during the 12 consecutive trading days prior to the date Fusion Capital submits a purchase notice; or

      o     $20.00.


         The selling price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the ten trading days in which the closing bid price is used to compute the purchase price. Fusion Capital may not, however, purchase shares of common stock under the common stock purchase agreement if Fusion Capital or its affiliates would beneficially own more than 4.9% of our then aggregate outstanding common stock immediately after the proposed purchase. If the 4.9% limitation is ever reached, we have the option to increase this limitation to 9.9%. If the 9.9% limitation is ever reached, this will not limit Fusion Capital's obligation to fund the monthly purchase amount of $200,000 or Fusion Capital's obligation to purchase up to the full remaining portion of the $6.0 million if our stock price equals or exceeds $5.00 per share.

         The following table sets forth the number of shares of our common stock that we would sell to Fusion Capital under the common stock purchase agreement at varying purchase prices:


                                          Percentage of                          Percentage of
     Assumed          No. of shares          shares           No. of shares         shares
     Purchase         issuable (max.       outstanding        issuable (max.      outstanding
     Price            1,285,166) (1)     after issuance (2)   2,400,000) (3)    after issuance (2)
     -----            --------------     ------------------   --------------    ------------------
      $1.00             1,285,166              29.2%            2,400,000              46.5%
      $2.00             1,285,166              29.2%            2,400,000              46.5%
      $3.00             1,285,166              29.2%            2,000,000              40.3%
      $5.00             1,200,000              27.8%            1,200,000              27.8%
      $10.00              600,000              18.63%             600,000              18.6%
      $15.00              400,000              15.5%              400,000              15.5%
  $20.00 (max.)           300,000              13.9%              300,000              13.9%

(1) Calculated based on Fusion Capital's agreement to purchase up to $6.0 million of our common stock. The limit of 1,285,166 represents 19.9% of our common stock outstanding on the date of the purchase agreement, which is the most we can issue without obtaining stockholder approval.

(2) Based on 6,458,124 shares outstanding as of March 16, 2001. Includes 600,000 shares of common stock issuable to Fusion Capital as a commitment fee and the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column.

(3) Calculated based on Fusion Capital's agreement to purchase up to $6.0 million of our common stock. The limit of 2,400,000 represents the shares offered in this prospectus, excluding the 600,000 shares we have agreed to issue to Fusion Capital as a commitment fee. If more than 2,400,000 shares are issuable to Fusion Capital under the common stock purchase agreement, we have the right and currently intend, to terminate the agreement without any payment or liability to Fusion Capital.


Our Right to Prevent Purchases

         If the closing sale price of our common stock is below $20.00 for three consecutive trading days, we have the unconditional right to suspend purchases until the earlier of (1) our revocation of this suspension and (2) such time as the sale price of our common stock is above $20.00. If we need cash proceeds of sales under the common stock purchase agreement for working capital or other business purposes, we do not intend to suspend purchases in this manner.

Our Right to Mandatory Purchases

         If the closing sale price of our common stock on each of the five trading days immediately prior to the first trading day of any 30-day period is at least $5.00, we have the right, by giving Fusion Capital notice prior to the first trading day of that 30-day period, to require that Fusion Capital purchase part or all of any remaining portion of the $6.0 million during any time or times that Fusion Capital selects during the next two 30-day periods, provided that the closing sale price of our common stock during those 30-day periods is at least $5.00.

Events of Default

         Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to us upon the occurrence of any of the following events of default:

      o if for any reason the shares offered by this prospectus cannot be sold pursuant to this prospectus for a period of ten consecutive trading days or for more than an aggregate of 30 trading days in any 365-day period;

      o suspension by the Nasdaq SmallCap Market of our common stock from trading for a period of ten consecutive trading days or for more than an aggregate of 30 trading days in any 365-day period;

      o our failure to satisfy any listing criteria of the Nasdaq SmallCap Market for a period of 30 consecutive trading days;

      o notice from us or our transfer agent to the effect that either of us intends not to comply with a proper request for purchase under the common stock purchase agreement of shares of common stock;

      o our failure to confirm to the transfer agent any Fusion Capital purchase notice;

      o failure of the transfer agent to issue shares of our common stock upon delivery of a purchase notice;

      o any material breach by us of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse affect on us, subject to a cure period of ten trading days;

      o if the number of shares to be issued to Fusion Capital reaches an aggregate amount that would require stockholder approval under our principal market regulations (to the extent not previously obtained) or otherwise cause us to breach our principal market rules and regulations;

      o     a default by us of any payment obligation in excess of $1.0 million;
            or

      o our voluntary or involuntary participation in insolvency or bankruptcy proceedings.


Our Termination Rights

         Prior to the date on which Fusion Capital purchases any shares, we have the right to terminate the common stock purchase agreement at any time for any reason, subject to our obligation to issue to Fusion Capital the commitment fee. After the date on which Fusion Capital first purchases shares, if at any time the closing sale price of our common stock is below $20.00 for ten consecutive trading days, we may, at any time within the next three trading days, give notice to Fusion Capital exercising our right to terminate the common stock purchase agreement. That notice will be effective three trading days after Fusion Capital receives it.

No Short-Selling or Hedging by Fusion Capital

         Fusion Capital has agreed that neither it nor any of its affiliates will engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

Additional Shares Issued to Fusion Capital

         Under the terms of the common stock purchase agreement, in connection with its initial purchase of shares under the agreement, we will issue to Fusion Capital 600,000 shares of our common stock as a commitment fee. Unless an event of default occurs, Fusion Capital must hold these shares until the common stock purchase agreement has been terminated.

No Variable Priced Financings

         Until the termination of the common stock purchase agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any variable-priced equity or variable-priced equity-like securities unless we have obtained Fusion Capital's prior written consent.


                                 USE OF PROCEEDS

         We will not receive any proceeds from any sales of the shares by the selling stockholders. We will, however, receive up to $6.0 million of proceeds from sale of shares of our common stock to Fusion Capital under our common stock purchase agreement with them.

                               SELLING STOCKHOLDER

         The selling stockholder is Fusion Capital Fund II, LLC. The term "selling stockholder" also includes donees and pledgees selling shares covered by this prospectus that were received, directly or indirectly, from the selling stockholder after the date of this prospectus. The term "selling stockholder" also includes any direct or indirect transferees of the shares covered by this prospectus or other successors-in-interest of the shares covered by this prospectus selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholder has not had any position, office or other material relationship with us within the past three years.

         We estimate the maximum number of shares we will sell to Fusion Capital under the common stock purchase agreement will be 2,400,000 shares, assuming Fusion Capital purchases all $6.0 million worth of common stock. We have the right under certain conditions to suspend or terminate the common stock purchase agreement without any payment or liability to Fusion Capital. We have also agreed to issue Fusion Capital 600,000 shares as a commitment fee pursuant to the terms of the common stock purchase agreement. Unless an event of default occurs, these shares must be held by Fusion Capital until the earlier of the termination of the common stock purchase agreement or 30 months from the date of the common stock purchase agreement. This prospectus relates to the offer and sale from time to time by Fusion Capital of these shares. None of the shares offered in this prospectus were issued or outstanding on the date of this prospectus, and the selling stockholder does not otherwise own any shares of our common stock. The common stock purchase agreement is described in detail under the heading "The Financing Transaction."

         Notwithstanding certain limitations on the ability of Fusion Capital to purchase shares as set forth in the common stock purchase agreement, assuming the purchase of the 1,285,166 shares by Fusion Capital based upon our estimates, together with the 600,000 shares being delivered as a commitment fee, Fusion Capital would beneficially own 29.2% of our outstanding stock as of March 16, 2001. To the extent we need to use the cash proceeds of sales of common stock issuable under the common stock purchase agreement for working capital or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

Effect of Performance of the Common Stock Purchase Agreement on Us and Our Stockholders

         All shares registered in this offering will be freely tradable. We expect that they will be sold over a period of up to 30 months from the date of this prospectus. Depending upon market liquidity at the time, sale of shares under this offering could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all of the shares of common stock issuable under the common stock purchase agreement, and it may sell all of the shares of common stock it acquires upon purchase. Therefore, the purchase of shares under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to block purchases under the common stock purchase agreement and to require termination of the common stock purchase agreement in some cases.

Our Ability to Restrict Purchases

         The common stock purchase agreement provides that we may restrict purchases under the common stock purchase agreement if the closing sale price of our common stock is below $20.00. To the extent we need to use the cash proceeds of sales of common stock issuable under the common stock purchase agreement for working capital or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

Holdings of Fusion Capital Upon Termination of the Offering

         None of the shares offered in this prospectus were issued or outstanding on the date of this prospectus, and the Fusion Capital does not otherwise currently own any shares of our common stock. Because the Fusion Capital may sell all, some, or none of the common stock offered by this prospectus, we cannot estimate the amount of common stock that will be held by the Fusion Capital upon termination of the offering.

                              Plan of Distribution

         The common stock offered by this prospectus is being offered by the selling stockholder, Fusion Capital Fund II, LLC. The common stock may be sold or distributed from time to time by the selling stockholder, or by donees or transferees of, or other successors in interest to, the selling stockholder, directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents or may acquire the common stock as principals, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

      o     ordinary brokers' transactions;

      o transactions involving cross or block trades or otherwise on the Nasdaq SmallCap Market;

      o purchases by brokers, dealers, or underwriters as principal and resale by these purchasers for their own accounts pursuant to this prospectus;

      o "at the market" to or through market makers or into an existing market for the common stock;

      o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

      o     in privately negotiated transactions; or

      o     any combination of the foregoing.


         See the table under the heading "The Financing Transaction" for the number of shares of our common stock that would be sold to Fusion Capital upon our sale of common stock under the common stock purchase agreement at varying purchase prices.

         In order to comply with the securities laws of certain states, if applicable, in those states the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

         Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent, or to whom they may sell as principal, or both. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

         The selling stockholder is an "underwriter" within the meaning of the Securities Act. Any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

         Neither we nor the selling stockholder can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between any selling stockholder, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder and any other required information.

         We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify the selling stockholder and related persons against specified liabilities, including liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Atlantic, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

         Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.

         We have advised the selling stockholder that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

         This offering will terminate on the earlier of (1) the date on which the shares are eligible for resale without restrictions pursuant to Rule 144(k) under the Securities Act or (2) the date on which all shares offered by this prospectus have been sold by the selling stockholder.


                                  LEGAL MATTERS

         Certain legal matters in connection with the shares of our common stock offered for resale in this prospectus have been passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York.


                                     EXPERTS

         The consolidated financial statements of Atlantic and its subsidiaries (a development stage company) as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, and for the period from May 18, 1993 (inception) to December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

         We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus concerning the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

         For further information with respect to us and the common stock we are offering, please refer to the registration statement. A copy of the registration statement can be inspected by anyone without charge at the public reference room of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60601. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Copies of these materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

         Our common stock is quoted for trading on the NASDAQ SmallCap Market, and you may inspect at the offices of the NASDAQ SmallCap Market, located at 1735 K Street, N.W., Washington, D.C. 20006, the registration statement relating to the common stock offered by this prospectus, reports filed by us under the Exchange Act, and other information concerning us.

                           INCORPORATION BY REFERENCE

         Incorporated by reference into this prospectus is the information set forth in the following documents:

      o our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999;

      o our Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000;

      o our Current Reports on Form 8-K filed May 26, 2000, December 11, 2000, December 29, 2000, January 24, 2001, January 30, 2001,
            February 5, 2001, March 14, 2001, and March 16, 2001;

      o the description of our capital stock set forth in our Registration Statement under the Securities Exchange Act;

      o all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to above; and

      o all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering.


         We will furnish to any person to whom this prospectus is delivered, without charge, a copy of these documents upon written or oral request to Nicholas J. Rossettos, Corporate Secretary, Atlantic Technology Ventures, Inc., 350 Fifth Avenue, Suite 5507, New York, NY 10118, tel. (212) 267-2503. A copy of any exhibits to these documents will be furnished to any stockholder upon written or oral request and payment of a nominal fee.

No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholder. Neither the delivery of this prospectus nor any sale hereunder will, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer to or solicitation of offers by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.


                                3,000,000 SHARES


                       ATLANTIC TECHNOLOGY VENTURES, INC.


                                  COMMON STOCK



                                   PROSPECTUS


                              _______________, 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement will be as follows:

                                                                        Total
                                                                        -----
SEC registration fee (actual) ..........................................$504.15
Accounting fees and expenses .........................................$1,000.00
Legal fees and expenses..............................................$10,000.00
Printing and engraving expenses.......................................$1,000.00
Miscellaneous expenses................................................$1,000.00


Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law (the "DGCL") permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, that is one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they will have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought will determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

         The Registrant's Restated Certificate of Incorporation provides for indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL. The Registrant has obtained liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

Item 16.  Exhibits

Exhibit No.       Description
-----------       -----------

4.1* Common stock purchase agreement dated as of March 16, 2001, between Atlantic Technology Ventures, Inc. and Fusion Capital Fund II, LLC

4.2* Form of registration rights agreement between Atlantic Technology Ventures, Inc. and Fusion Capital Fund II, LLC

5.1*              Opinion of Kramer Levin Naftalis & Frankel LLP.

23.1*             Consent of KPMG LLP.

23.2* Consent of Kramer Levin Naftalis & Frankel LLP (contained in the opinion filed as Exhibit 5.1 hereto).

24.1 Power of Attorney (contained on the signature page of the previously filed Registration Statement).

-------------------
*  Filed herewith


Item 17.  Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

         ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

         iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that clauses (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by such clauses is contained in periodic reports file with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 28, 2001.

                                                   By: /s/ Frederick P. Zotos
                                                       -------------------------
                                                       Frederic P. Zotos
                                                       President

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

4.1* Common stock purchase agreement dated as of March 16, 2001, between Atlantic Technology Ventures, Inc. and Fusion Capital Fund II, LLC

4.2* Form of registration rights agreement between Atlantic Technology Ventures, Inc. and Fusion Capital Fund II, LLC

5.1*              Opinion of Kramer Levin Naftalis & Frankel LLP.

23.1*             Consent of KPMG LLP.

23.2* Consent of Kramer Levin Naftalis & Frankel LLP (contained in the opinion filed as Exhibit 5.1 hereto).

24.1 Power of Attorney (contained on the signature page of the previously filed Registration Statement).

--------------------
*  Filed herewith